UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2013

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2013	3

Notes to Financial Statements	4-11

Supplemental Schedules:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2013	12-32
Schedule H, line 4j - Schedule of Reportable Transactions
for the year ended December 31, 2013	33

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of the FirstEnergy Corp. Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 27, 2014

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2013	2012
Assets
Investments, at fair value	$3,458,365,874	$3,260,536,717

Receivables:
Accrued interest and dividends	1,349,479	1,900,842
Notes receivable from participants	58,694,303	56,171,733
Due from brokers	11,050	188,299
Total receivables	60,054,832	58,260,874
Total assets	3,518,420,706	3,318,797,591

Liabilities
Administrative expenses payable	1,425,089	1,885,046
Due to brokers	155,197	6,877
Total liabilities	1,580,286	1,891,923

Net assets reflecting investments at fair value	3,516,840,420	3,316,905,668

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(1,949,400)	(20,402,452)
Net assets available for benefits	$3,514,891,020	$3,296,503,216

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31,
2013

Additions:
Contributions
Employer	$26,448,187
Participant	126,505,560
Total contributions	152,953,747

Investment Income:
Interest and dividends	81,572,801
Net appreciation in fair value of investments	307,317,198
Total investment income	388,889,999

Interest income on notes receivable from participants	2,483,073

Deductions:
Distributions to participants	(322,337,141)
Administrative expenses	(3,601,874)
Total deductions	(325,939,015)

Increase in net assets available for benefits	218,387,804

Net assets available for benefits, beginning of year	3,296,503,216

Net assets available for benefits, end of year	$3,514,891,020

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

1.	Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General
The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (IRC).

Administration
FirstEnergy Corp. (FirstEnergy) is the sponsor of the Plan. The FirstEnergy Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Plan assets are held in trust under an arrangement with State Street Bank & Trust Company (State Street). Record keeping with respect to individual participant accounts for the year ended December 31, 2013 was maintained by ING. Effective January 1, 2014, record keeping with respect to individual participant accounts will be maintained by Fidelity.

Participation
Generally, all full-time and part-time employees of FirstEnergy and its subsidiaries not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

New employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan are deemed to have made an election to contribute 3% of eligible earnings for each payroll period increasing by 1% each April until the contribution rate reaches the amount that will be subject to matching contributions. Certain GPU union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date.

Contributions
Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (UWUA Local 180 and IBEW Local 777 are not eligible to elect Roth 401(k) contributions). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions and/or Roth contributions to the Plan will reach the applicable annual IRC limit on that type of contribution.

FirstEnergy makes a matching contribution of 50% on the first 4% of compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. All employer matching contributions are invested in FirstEnergy common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are invested in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FirstEnergy common stock contributed to each participant is based on the market price of FirstEnergy common stock as of the end of each pay period. Beginning January 1, 2014, FirstEnergy matching contributions will be made through the issuance of authorized but unissued shares of common stock. Plan participants may diversify matching contributions held in FirstEnergy common stock at any time, subject to certain limitations.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Investments
Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates, fifteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the NYSE, ASE or NASDAQ and a wide range of mutual funds.

Notes Receivable from Participants
Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000 including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. The range of interest rates on outstanding loan balances during the year ended December 31, 2013 was 4.25% to 11.50%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and interest are credited to the participant’s account when made, generally through payroll deduction.

Payment of Benefits
Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date but not beyond age 70-1/2 or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days.

Subsequent Events
FirstEnergy has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

3.	Recent Accounting Pronouncements

New accounting pronouncements not yet effective are not expected to have a material effect on the financial statements.

4.	Plan Termination

Although FirstEnergy has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.	Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s interest and dividend income and appreciation (depreciation) of investments (including gains and losses on investments purchased, sold and held during the year) for the year ended December 31, 2013 were as follows:

Interest and dividend income	$81,572,801

Net appreciation (depreciation) in fair value of investments:
Balanced funds	54,031,832
Bond funds	(15,073,688)
Domestic stocks	314,382,749
FirstEnergy common stock	(101,689,017)
International stocks	44,236,023
Other Investments	403,002
Self managed brokerage accounts	11,026,297
Net appreciation	307,317,198
Total investment income	$388,889,999

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following presents the fair value of investments that represented 5% or more of the Plan’s net assets as of December 31:

	2013	2012

FirstEnergy Common Stock
11,382,744 and 12,047,412 shares, respectively	$375,402,908	$503,099,945
Capital Preservation Fund
659,640,025 and 691,386,909 units, respectively	$661,629,243	$711,779,607
SSgA S&P 500 Index Fund
1,066,866 and 1,109,710 shares, respectively	$436,380,377	$342,746,971
American Funds EuroPacific Growth Fund
4,349,602 and 4,219,328 shares, respectively	$213,043,484	$173,540,951
PIMCO Total Return Fund Institutional Class
21,715,428 and 25,897,848 shares, respectively	$232,137,922	$291,091,823
Russell 1000 Growth Fund
15,792,036 and 17,189,382 shares, respectively	$316,530,828	$258,363,632

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– quoted prices for identical or similar instruments in markets that are not active; and
– model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of or during the years ended December 31, 2013 and 2012.

There were no changes in valuation methodologies for assets measured at fair value during 2013.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2013 and 2012:

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Capital Preservation Fund
Cash and cash equivalents	$—	$36,098,069	$—	$36,098,069
Guaranteed investment contracts	—	625,531,174	—	625,531,174
Total Capital Preservation Fund	—	661,629,243	—	661,629,243

Cash and Cash Equivalents	—	3,046,088	—	3,046,088

Common Collective Trusts
Balanced funds	—	446,051,253	—	446,051,253
Domestic stocks	—	824,475,441	—	824,475,441
Total Common Collective Trusts	—	1,270,526,694	—	1,270,526,694

FirstEnergy Common Stock	375,402,908	—	—	375,402,908

FirstEnergy MidCap Value Index Fund
Cash and cash equivalents	—	1,189,015	—	1,189,015
Domestic stocks	130,137,697	—	—	130,137,697
Other	—	1,473,340	—	1,473,340
Total MidCap Value Index Fund	130,137,697	2,662,355	—	132,800,052

Registered Investment Companies
Balanced funds	94,607,141	—	—	94,607,141
Bond funds	242,937,628	—	—	242,937,628
Domestic stocks	335,490,750	—	—	335,490,750
International stocks	266,699,649	—	—	266,699,649
Global stocks	4,820,197	—	—	4,820,197
Total Registered Investment Companies	944,555,365	—	—	944,555,365

Self Managed Brokerage Accounts[1]	—	70,405,524	—	70,405,524

Total investments at fair value	$1,450,095,970	$2,008,269,904	$—	$3,458,365,874

[1] The brokerage account investments are directed by participants.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Capital Preservation Fund
Cash and cash equivalents	$—	$153,746,385	$—	$153,746,385
Guaranteed investment contracts	—	558,033,222	—	558,033,222
Total Capital Preservation Fund	—	711,779,607	—	711,779,607

Cash and Cash Equivalents	—	3,969,875	—	3,969,875

Common Collective Trusts
Balanced funds	—	401,198,623	—	401,198,623
Cash and cash equivalents	—	22,802	—	22,802
Domestic stocks	—	640,508,145	—	640,508,145
Total Common Collective Trusts	—	1,041,729,570	—	1,041,729,570

FirstEnergy Common Stock	503,099,945	—	—	503,099,945

FirstEnergy MidCap Value Index Fund
Cash and cash equivalents	—	624,456	—	624,456
Domestic stocks	90,495,238	—	—	90,495,238
Other	—	1,119,910	—	1,119,910
Total MidCap Value Index Fund	90,495,238	1,744,366	—	92,239,604

Registered Investment Companies
Balanced funds	77,162,868	—	—	77,162,868
Bond funds	307,893,965	—	—	307,893,965
Domestic stocks	250,881,429	—	—	250,881,429
International stocks	207,843,800	—	—	207,843,800
Global stocks	1,426,257	—	—	1,426,257
Total Registered Investment Companies	845,208,319	—	—	845,208,319

Self Managed Brokerage Accounts[1]	—	62,509,797	—	62,509,797

Total investments at fair value	$1,438,803,502	$1,821,733,215	$—	$3,260,536,717

[1] The brokerage account investments are directed by participants.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

6.	Guaranteed Investment Contracts

The Plan has an interest in fully benefit-responsive guaranteed investment contracts and synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by PIMCO.

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary.

The fair value of the traditional GICs included in the Capital Preservation Fund is calculated under the discounted cash flow method using the interpolated swap rate applicable for each cash flow’s pay date. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

The average yields of the contracts were 1.27% and 0.74% during the years ended December 31, 2013 and 2012, respectively. The crediting interest rates as of December 31, 2013 and 2012 were 1.45% and 1.89%, respectively. There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis. The investment contracts have no minimum credit rating.

7.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on April 25, 2014, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FirstEnergy prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The IRS has completed their examination of the years ending December 31, 2006 through December 31, 2011 and has accepted the returns as filed. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

8.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by State Street Global Advisors. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FirstEnergy common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2013 and 2012, and for the year ended December 31, 2013:

	2013	2012

Net assets available for benefits per the financial statements	$3,514,891,020	$3,296,503,216
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	1,949,400	20,402,452
Net assets available for benefits per Form 5500	$3,516,840,420	$3,316,905,668

Total investment income and interest income
per the financial statements	$391,373,072
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(18,453,052)
Investment income per Form 5500	$372,920,020

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value ($)

*	STATE STREET STIF	MONEY MARKET FUND	**	3,046,088
*	FIRSTENERGY COMMON STOCK FUND	FIRSTENERGY COMMON STOCK	**	375,402,908
*	SSgA S&P 500 INDEX FUND	S&P 500 STOCKS	**	436,380,377
	FIDELITY PURITAN FUND	BALANCE FUND	**	94,607,141
	SELECTED AMERICAN SHARES D FUND	LARGE CAP VALUE STOCKS	**	82,832,069
	ARTISIAN MIDCAP INVESTOR FUND	MID CAP GROWTH STOCKS	**	105,476,478
	DFA US SMALL CAP VALUE PORTFOLIO	SMALL CAP VALUE STOCKS	**	147,182,204
	BLACKROCK 2000 GROWTH FUND F	SMALL CAP GROWTH STOCKS	**	71,564,236
	PIMCO REAL RETURN FUND INSTITUTIONAL CLASS	BONDS	**	10,799,706
	PIMCO TOTAL RETURN FUND INSTITUTIONAL CLASS	BONDS	**	232,137,922
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	INTERNATIONAL STOCKS	**	213,043,484
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND J	BLEND OF STOCKS, FIXED INCOME	**	50,824,952
	BLACKROCK LIFEPATH INDEX 2015 FUND J	BLEND OF STOCKS, FIXED INCOME	**	61,244,173
	BLACKROCK LIFEPATH INDEX 2020 FUND J	BLEND OF STOCKS, FIXED INCOME	**	104,111,999
	BLACKROCK LIFEPATH INDEX 2025 FUND J	BLEND OF STOCKS, FIXED INCOME	**	82,971,689
	BLACKROCK LIFEPATH INDEX 2030 FUND J	BLEND OF STOCKS, FIXED INCOME	**	58,832,754
	BLACKROCK LIFEPATH INDEX 2035 FUND J	BLEND OF STOCKS, FIXED INCOME	**	29,640,041
	BLACKROCK LIFEPATH INDEX 2040 FUND J	BLEND OF STOCKS, FIXED INCOME	**	17,160,980
	BLACKROCK LIFEPATH INDEX 2045 FUND J	BLEND OF STOCKS, FIXED INCOME	**	15,474,875
	BLACKROCK LIFEPATH INDEX 2050 FUND J	BLEND OF STOCKS, FIXED INCOME	**	17,600,343
	BLACKROCK LIFEPATH INDEX 2055 FUND J	BLEND OF STOCKS, FIXED INCOME	**	8,189,447
	DODGE & COX INTERNATIONAL FUND	INTERNATIONAL STOCKS	**	53,656,165
	JP MORGAN GLOBAL OPPORTUNITIES FUND	GLOBAL STOCKS	**	4,820,197
	BLACKROCK RUSSELL 1000 GROWTH FUND T	LARGE CAP GROWTH	**	316,530,828
	SELF MANAGED BROKERAGE ACCOUNTS	EQUITIES, FIXED INCOME	**	70,405,523
*	CAPITAL PRESERVATION FUND TOTAL
	STATE STREET STIF	MONEY MARKET FUND	**	36,098,069
	ABBEY NATL TREASURY SERV BK GTD FRN	Cash Equivalent - 2.00222, 2014	**	1,308,759
	ACHMEA HYPOTHEEKBANK NV GOV GTD 144A	Corporate Bond - 3.2, 2014	**	413,957
	ALTRIA GROUP INC CO GTD	Corporate Bond - 9.25, 2019	**	475,960
	ALTRIA GROUP INC GLBL CO GTD	Corporate Bond - 7.75, 2014	**	514,029
	AMB PROPERTY L.P. SR UNSECURED	Corporate Bond - 4, 2018	**	1,503,025
	AMERICAN EXPRESS BK FSB BKNT	Corporate Bond - 6, 2017	**	1,396,497
	APPALACHIAN POWER CO SR NT	Corporate Bond - 5, 2017	**	548,727

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BACM 2004-6 A5 WM13 WC5.3691	Mortgage Bond - 4.811, 2042	**	3,081,182
	BACM 2005-3 A2 SEQ	Cash Equivalent - 4.501, 2043	**	139,410
	BANK OF AMERICA CORP GLBL SR NT	Corporate Bond - 7.375, 2014	**	4,538,528
	BARCLAYS BANK PLC GLBL SR NT	Corporate Bond - 5.2, 2014	**	781,604
	BEAR STEARNS CO INC GLBL SR UNSEC	Corporate Bond - 7.25, 2018	**	853,504
	BP CAPITAL MARKETS PLC CO GTD	Corporate Bond - 3.125, 2015	**	420,234
	BP CAPITAL MARKETS PLC GLBL CO GTD	Corporate Bond - 3.2, 2016	**	1,163,119
	CITIGROUP INC GLBL SR UNSEC	Corporate Bond - 6.01, 2015	**	852,563
	CME APUT EURO$ 3YMDCV 3/14 @ 97.38	Option - 0, 2014	**	(21,500)
	COMCAST CORP GLBL CO GTD	Corporate Bond - 6.5, 2017	**	583,538
	DIGITAL REALTY TRUST LP GLBL CO GTD	Corporate Bond - 4.5, 2015	**	2,426,058
	EOG RESOURCES INC SR UNSEC FRN	Cash Equivalent - 1.18167, 2014	**	1,302,302
	F H L M C DISC NT	Cash Equivalent - 0.00%, 2014	**	17,792,488
	FED HOME LN MTGE GLBL NT (2MMM)	Corporate Bond - 5, 2014	**	23,420,260
	FED HOME LN MTGE GLBL NT (3.5MMM)	Corporate Bond - 1.25, 2019	**	3,348,687
	FED HOME LN MTGE GLBL NT (4MMM)	Corporate Bond - 5, 2014	**	11,045,437
	FED HOME LN MTGE GLBL NT (4MMM)	Corporate Bond - 5.125, 2017	**	2,292,664
	FED HOME LN MTGE GLBL NT (6.5MMM)	Corporate Bond - 1, 2017	**	6,127,921
	FED HOME LN MTGE GLBL NT (6MMM)	Corporate Bond - 1.25, 2019	**	190,154
	FHA 221D4 P4/02 Grey 54 NCP	Mortgage Bond - 7.43, 2023	**	331
	FHLMC Gold15YR #B1-5992	Mortgage Bond - 5.5, 2019	**	5,804
	FHLMC Gold15YR #G1-3193	Mortgage Bond - 4.5, 2022	**	24,483
	FHLMC Goldconv #A2-5163	Mortgage Bond - 5.5, 2034	**	57,875
	FHLMC Goldconv #A8-2426	Mortgage Bond - 5.5, 2038	**	65,241
	FHLMC Goldconv #A8-2550	Mortgage Bond - 5.5, 2038	**	61,682
	FHLMC Goldconv #A8-3004	Mortgage Bond - 5.5, 2038	**	684,554
	FHLMC Goldconv #G0-4840	Mortgage Bond - 5.5, 2035	**	665,996
	FHR 2666 OD PAC WM32 WC5.84	Mortgage Bond - 5.5, 2023	**	1,687,609
	FHR 2684 PE WM32 WC5.4284	Mortgage Bond - 5, 2033	**	402,206
	FHR 2739 PG PAC WM33 WC5.552	Mortgage Bond - 5, 2034	**	2,303,205
	FHR 2764 UE WM32 WC5.4879	Mortgage Bond - 5, 2032	**	1,146,398
	FHR 2950 FN 1MLIB+45	Cash Equivalent - 0.6166, 2035	**	564,413
	FHR 3185 GT SEQ WM26 WC6.43	Mortgage Bond - 6, 2026	**	520,836
	FHR 3203 CF 1MLIB+52BP	Cash Equivalent - 0.69, 2036	**	260,847
	FHR 3311 FN 1MLIB+30BP	Cash Equivalent - 0.4666, 2037	**	266,481
	FHR 3318 FL 1MLIB+40	Cash Equivalent - 0.6783, 2037	**	657,833
	FHR 3339 FL 1MLIB+58	Cash Equivalent - 0.7466, 2037	**	563,823

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHR 3355 BF 1MLIB+70	Cash Equivalent - 0.8666, 2037	**	691,787
	FHR 3360 FC 1MLIB+72	Cash Equivalent - 0.8866, 2037	**	937,836
	FHR 3368 AF 1MLIB+72	Cash Equivalent - 0.8866, 2037	**	83,765
	FHR 3666 FC 1MLIB+73	Cash Equivalent - 0.8966, 2040	**	370,941
	FHR 3699 FD 1MLIB+60	Cash Equivalent - 0.7666, 2040	**	774,479
	FHR 3740 DF 1MLIB+48	Cash Equivalent - 0.6466, 2040	**	264,139
	FHR 3743 FA 1MLIB+60	Cash Equivalent - 0.7666, 2040	**	2,031,145
	FHR 3747 WF 1MLIB+48	Cash Equivalent - 0.6466, 2040	**	2,248,613
	FHR 3751 FG 1MLIB+50	Cash Equivalent - 0.7783, 2050	**	498,134
	FHR 3977 FB 1ML+52	Cash Equivalent - 0.8, 2041	**	1,550,827
	FHR 3984 DF 1M LIBOR +55BP	Cash Equivalent - 0.72, 2042	**	2,489,657
	FINL Futures Maintenance ACCT	Cash Equivalent - 0.052578, 2015	**	1
	FNGT 2002-T6 A1 WM22 WC3.7211	Mortgage Bond - 3.31, 2032	**	7,777
	FNMA Glbl NT (4MMM)	Corporate Bond - 1.625, 2018	**	3,081,027
	FNMA PASS THRU 15YR #255216	Mortgage Bond - 5, 2019	**	47,298
	FNMA PASS THRU 15YR #255273	Mortgage Bond - 4.5, 2019	**	70,689
	FNMA PASS THRU 15YR #735375	Mortgage Bond - 5, 2020	**	379,418
	FNMA PASS THRU 15YR #740483	Mortgage Bond - 5, 2018	**	40,940
	FNMA PASS THRU 15YR #775494	Mortgage Bond - 5, 2019	**	51,192
	FNMA PASS THRU 15YR #923798	Mortgage Bond - 4.5, 2020	**	63,174
	FNMA PASS THRU 15YR #AE1369	Mortgage Bond - 3.5, 2025	**	47,843
	FNMA PASS THRU 15YR #AE2127	Mortgage Bond - 3.5, 2026	**	710,530
	FNMA PASS THRU 15YR #AE7869	Mortgage Bond - 3.5, 2025	**	41,966
	FNMA PASS THRU 15YR #AH4509	Mortgage Bond - 3.5, 2026	**	196,658
	FNMA PASS THRU 15YR #AH4511	Mortgage Bond - 3.5, 2026	**	298,030
	FNMA PASS THRU 15YR #AL1313	Mortgage Bond - 6, 2027	**	1,934,718
	FNMA PASS THRU 15YR #AU1660	Mortgage Bond - 2.5, 2028	**	4,818,108
	FNMA PASS THRU 15YR #MA0515	Mortgage Bond - 3.5, 2025	**	16,955
	FNMA PASS THRU 30YR #869952	Mortgage Bond - 6.5, 2036	**	94,978
	FNMA PASS THRU 30YR #870028	Mortgage Bond - 6.5, 2036	**	22,840
	FNMA PASS THRU 30YR #881602	Mortgage Bond - 6.5, 2036	**	113,469
	FNMA PASS THRU 30YR #888890	Mortgage Bond - 6.5, 2037	**	76,696
	FNMA PASS THRU 30YR #902111	Mortgage Bond - 6.5, 2036	**	51,311
	FNMA PASS THRU 30YR #915626	Mortgage Bond - 6.5, 2037	**	50,426
	FNMA PASS THRU 30YR #934342	Mortgage Bond - 6.5, 2038	**	457,395
	FNMA PASS THRU 30YR #944007	Mortgage Bond - 6.5, 2037	**	371,897
	FNMA PASS THRU 30YR #964090	Mortgage Bond - 6.5, 2038	**	32,541

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA PASS THRU 30YR #982510	Mortgage Bond - 6.5, 2038	**	53,023
	FNMA PASS THRU 30YR #983502	Mortgage Bond - 5.5, 2033	**	120,146
	FNMA PASS THRU 30YR #985846	Mortgage Bond - 6.5, 2038	**	32,752
	FNMA PASS THRU 30YR #988662	Mortgage Bond - 6.5, 2038	**	224,488
	FNMA PASS THRU 30YR #995113	Mortgage Bond - 5.5, 2036	**	2,237,180
	FNMA PASS THRU 30YR #AB9557	Mortgage Bond - 3.0, 2043	**	948,564
	FNMA PASS THRU 30YR #AL0212	Mortgage Bond - 5.5, 2038	**	1,374,347
	FNMA PASS THRU 30YR #AT2725	Mortgage Bond - 3, 2043	**	3,815,923
	FNMA PASS THRU 30YR #AT5990	Mortgage Bond - 3, 2043	**	946,148
	FNMA PASS THRU 30YR #AU4279	Mortgage Bond - 3, 2043	**	954,071
	FNMA P-T DUS #466319	Mortgage Bond - 3.23, 2020	**	5,170,789
	FNMA P-T DUS #470989	Mortgage Bond - 2.9, 2020	**	1,296,277
	FNMA TBA 3.5% JAN 15YR	Mortgage Bond - 3.5, 2029	**	(16,406)
	FNMA TBA 3.5% JAN 30YR	Mortgage Bond - 3.5, 2044	**	54,063
	FNMA TBA 5.5% JAN 30YR	Mortgage Bond - 5.5, 2044	**	(18,985)
	FNR 2005-109 PV WM32 WC6.509500	Mortgage Bond - 6, 2032	**	43,123
	FNR 2005-13 FA 1MLIB+45	Cash Equivalent - 0.6146, 2035	**	1,897,670
	FNR 2005-29 JB WM33 WC7.0709	Mortgage Bond - 4.5, 2035	**	15,963
	FNR 2005-68 PC WM34 WC6.55	Mortgage Bond - 5.5, 2035	**	22,553
	FNR 2006-129 FM 1MLIB+25	Cash Equivalent - 0.4146, 2037	**	478,401
	FNR 2007-109 GF 1MLIB+68	Cash Equivalent - 0.8446, 2037	**	1,503,619
	FNR 2007-25 FB 1MLIB+33BP	Cash Equivalent - 0.4946, 2037	**	321,294
	FNR 2007-27 FA 1MLIB+31BP	Cash Equivalent - 0.4746, 2037	**	114,183
	FNR 2007-38 FC 1MLIB+42	Cash Equivalent - 0.5846, 2037	**	476,679
	FNR 2007-70 FA 1MLIB+35BP	Cash Equivalent - 0.5146, 2037	**	280,737
	FNR 2008-12 FA 1MLIB+67BP FRN	Cash Equivalent - 0.8346, 2037	**	1,427,397
	FNR 2008-80 ME WM32 WC5.3542	Mortgage Bond - 5, 2032	**	215,814
	FNR 2009-12 FA 1MLIBOR+56BP	Cash Equivalent - 0.7246, 2037	**	1,431,655
	FNR 2010-111 FC 1MLIB+52	Cash Equivalent - 0.6846, 2040	**	428,646
	FNR 2010-115 FM 1MLIB+50	Cash Equivalent - 0.6646, 2040	**	529,198
	FNR 2010-117 FE 1MLIB+40BP	Cash Equivalent - 0.5646, 2040	**	360,153
	FNR 2010-129 FM 1MLIB+50	Cash Equivalent - 0.6646, 2040	**	735,112
	FNR 2010-135 LF 1MLIB+45	Cash Equivalent - 0.6146, 2040	**	615,441
	FNR 2010-141 FB 1MLIB+47	Cash Equivalent - 0.6346, 2040	**	466,314
	FNR 2010-2 GF 1MLIB+55BP	Cash Equivalent - 0.7146, 2049	**	1,471,479
	FNR 2011-3 FA 1MLIB+68	Cash Equivalent - 0.8446, 2041	**	1,888,254
	FNR 2011-86 KF 1MLIB+55	Cash Equivalent - 0.7146, 2041	**	1,135,710

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2011-86 NF 1MLIB+55	Cash Equivalent - 0.7146, 2041	**	2,260,318
	FNR 2011-87 FJ 1MLIB+55BP	Cash Equivalent - 0.7146, 2041	**	3,837,290
	FNR 2012-141 FA 1MLIB+30BP	Cash Equivalent - 0.4646, 2041	**	1,888,942
	FNR 2013-39 FA 1MLIB+35BP	Cash Equivalent - 0.5146, 2041	**	2,199,972
	GCCFC 2007-GG9 A2 SEQ WM15 WC5.79	Mortgage Bond - 5.381, 2039	**	419,460
	GNMA I TBA 3.5% JAN 30YR	Mortgage Bond - 3.5, 2044	**	(7,422)
	GNMA II MULTPL SGL 30YR #783277M	Mortgage Bond - 6, 2040	**	765,722
	GNMA PASS THRU SGL 30YR #782034X	Mortgage Bond - 6, 2036	**	339,499
	GNMA PASS THRU SGL 30YR #793555X	Mortgage Bond - 3.5, 2041	**	974,205
	GNMA PASS THRU SGL 30YR #AB9505X	Mortgage Bond - 3.5, 2042	**	436,664
	GNMA PASS THRU SGL 30YR #AC3754X	Mortgage Bond - 3.5, 2042	**	131,699
	GNR 2012-149 GF 1MLIB+30BP	Cash Equivalent - 0.4668, 2042	**	7,560,240
	GOLDMAN SACHS GROUP INC GLBL SR NT	Corporate Bond - 7.5, 2019	**	2,725,457
	GOLDMAN SACHS GROUP INC SR NT	Corporate Bond - 5.375, 2020	**	84,339
	INTL FINANCE CORP GLBL SR UNSECUR GMTN	Corporate Bond - 3, 2014	**	1,721,525
	IRO USD 5Y P 2.0000 03/03/14 FAR	Option - 0, 2014	**	(145,377)
	IRS USD P 2.000 06/19/13-10Y HUS	Interest Rate Swap - 2, 2023	**	1,361,297
	JPMCC 2005-CB13 A3A1	Cash Equivalent - 5.2439, 2021	**	1,490,237
	JPMORGAN CHASE & CO GLBL CO GTD	Corporate Bond - 3.45, 2016	**	3,171,978
	JPMORGAN CHASE & CO GLBL SR NT FRN	Cash Equivalent - 1.0384, 2014	**	801,529
	JPMORGAN CHASE & CO SR UNSEC	Cash Equivalent - 0.8566, 2016	**	3,216,755
	JPMORGAN CHASE & CO SR UNSEC	Corporate Bond - 4.25, 2020	**	176,185
	JPMORGAN CHASE BANK NA SUB NT	Cash Equivalent - .5739, 2016	**	1,393,780
	KINDER MORGAN ENER PART NT	Corporate Bond - 6, 2017	**	569,466
	KINDER MORGAN ENER PART SR UNSEC	Corporate Bond - 3.5, 2016	**	527,280
	MORGAN STANLEY NT	Corporate Bond - 5.5, 2020	**	2,964,963
	NA DEVELOPMENT BANK GLBL SR UNSECURED	Corporate Bond - 4.375, 2020	**	5,062,217
	NOVARTIS CAPITAL CORP CO GTD	Corporate Bond - 4.125, 2014	**	1,781,460
	ONTARIO (PROVINCE OF) GLBL BD	Corporate Bond - 4.1, 2014	**	1,527,890
	RABOBANK NEDERLAND GLBL CO GTD	Corporate Bond - 1.85, 2014	**	1,006,366
	ROGERS COMMUNICATIONS CO GTD	Corporate Bond - 6.8, 2018	**	2,663,678
	SLMA 2005-8 A4 3MLIB+75	Cash Equivalent - .9884, 2028	**	225,542
*	STATE STREET STIF	Cash Equivalent - 4.0, 2015	**	598,410
	U S TREASURY INFLATE PROT BD	US Treasury Bond - 0.375, 2023	**	6,692,363
	U S TREASURY NOTE	Cash Equivalent - 0.1250, 2014	**	4,299,014
	U S TREASURY NOTE	Cash Equivalent - 0.2500, 2014	**	300,330

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	U S TREASURY NOTE	Cash Equivalent - 0.2500, 2014	**	3,305,592
	U S TREASURY NOTE	Cash Equivalent - 0.3750, 2014	**	1,002,309
	U S TREASURY NOTE	Cash Equivalent - 0.5000, 2014	**	16,459,534
	U S TREASURY NOTE	Cash Equivalent - 0.2500, 2014	**	28,134,745
	U S TREASURY NOTE	US Treasury Bond - 0.6250, 2016	**	26,535,914
	U S TREASURY NOTE	US Treasury Bond - 1.3750, 2018	**	2,686,776
	U S TREASURY NOTE	US Treasury Bond - 0.7500, 2018	**	9,827,713
	U S TREASURY NOTE	US Treasury Bond - 0.7500, 2018	**	1,950,988
	U S TREASURY NOTE	US Treasury Bond - 2, 2023	**	11,195,275
	U S TREASURY NOTE	US Treasury Bond - 1, 2019	**	14,575,185
	U S TREASURY NOTE	US Treasury Bond - 0.625, 2017	**	18,040,051
	U S TREASURY NOTE	US Treasury Bond - 1, 2019	**	14,603,254
	U S TREASURY NOTE	US Treasury Bond - 1.625, 2022	**	1,095,406
	U S TREASURY NOTE	US Treasury Bond - 1.7500, 2022	**	42,707,563
	U S TREASURY NOTE	US Treasury Bond - 2, 2022	**	858,842
	U S TREASURY NOTE	US Treasury Bond - 0.8750, 2017	**	5,620,272
	U S TREASURY NOTE	US Treasury Bond - 1.5000, 2018	**	37,543,144
	U S TREASURY NOTE	US Treasury Bond - 1.5000, 2018	**	8,899,357
	U S TREASURY NOTE	US Treasury Bond - 0.625, 2016	**	138,965,229
	U S TREASURY NOTE	US Treasury Bond - 2, 2020	**	9,747,311
	UBS AG STAMFORD CT SR UNSECURED	Corporate Bond - 3.875, 2015	**	730,419
	UBS AG STAMFORD CT SR UNSEC FRN	Cash Equivalent - 1.2381, 2014	**	757,839
	UBS AG STAMFORD CT GLBL SR UNSEC MTN	Corporate Bond - 2.25,2014, 2015	**	703,515
	VERIZON COMMUNICATIONS SR UNSEC	Corporate Bond - 3.65, 2018	**	2,560,589
	VERIZON COMMUNICATIONS SR UNSEC	Corporate Bond - 1.9929 2018	**	526,645
	VERIZON COMMUNICATIONS SR UNSEC	Corporate Bond - 1.7729, 2016	**	1,753,469
	VERIZON COMMUNICATIONS SR UNSEC	Corporate Bond - 2.5000, 2016	**	1,351,540
	WACHOVIA CORP GLBL SUB NT FRN	Cash Equivalent - 0.6136, 2016	**	1,394,572
	WBCMT 2006-C28 A2 WM15 WC5.987	Mortgage Bond - 5.5, 2048	**	259,348
	WELLS FARGO BANK NA SR UNSEC	Cash Equivalent - 0.5221, 2016	**	2,205,806
	Capital Preservation Fund Total			661,629,243

*	FirstEnergy MidCap Value Index Fund
	AARON S INC	COMMON STOCK	**	88,994
	ABERCROMBIE + FITCH CO CL A	COMMON STOCK	**	112,750
	ACTIVISION BLIZZARD INC	COMMON STOCK	**	232,699
	ADT CORP/THE	COMMON STOCK	**	390,697

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	AECOM TECHNOLOGY CORP	COMMON STOCK	**	134,966
	AES CORP	COMMON STOCK	**	431,832
	AGCO CORP	COMMON STOCK	**	276,121
	AGILENT TECHNOLOGIES INC	COMMON STOCK	**	840,350
	AGL RESOURCES INC	COMMON STOCK	**	267,558
	AIR LEASE CORP	COMMON STOCK	**	100,544
	ALASKA AIR GROUP INC	COMMON STOCK	**	16,362
	ALBEMARLE CORP	COMMON STOCK	**	155,496
	ALCOA INC	COMMON STOCK	**	544,904
	ALERE INC	COMMON STOCK	**	137,850
	ALEXANDRIA REAL ESTATE EQUIT	REAL ESTATE INV TRST	**	217,835
	ALLEGHANY CORP	COMMON STOCK	**	321,968
	ALLEGHENY TECHNOLOGIES INC	COMMON STOCK	**	186,701
	ALLEGION PLC	COMMON STOCK	**	60,850
	ALLIANT ENERGY CORP	COMMON STOCK	**	274,357
	ALLIANT TECHSYSTEMS INC	COMMON STOCK	**	190,308
	ALLIED WORLD ASSURANCE CO	COMMON STOCK	**	120,707
	ALLISON TRANSMISSION HOLDING	COMMON STOCK	**	36,418
	ALLSCRIPTS HEALTHCARE SOLUTI	COMMON STOCK	**	129,106
	ALTERA CORP	COMMON STOCK	**	326,992
	AMDOCS LTD	COMMON STOCK	**	318,208
	AMERCO	COMMON STOCK	**	34,725
	AMEREN CORPORATION	COMMON STOCK	**	420,577
	AMERICAN AIRLINES GROUP INC	COMMON STOCK	**	99,712
	AMERICAN CAMPUS COMMUNITIES	REAL ESTATE INV TRST	**	157,314
	AMERICAN CAPITAL AGENCY CORP	REAL ESTATE INV TRST	**	366,587
	AMERICAN CAPITAL LTD	COMMON STOCK	**	211,390
	AMERICAN EAGLE OUTFITTERS	COMMON STOCK	**	45,158
	AMERICAN FINANCIAL GROUP INC	COMMON STOCK	**	190,014
	AMERICAN HOMES 4 RENT	REAL ESTATE INV TRST	**	31,622
	AMERICAN NATIONAL INSURANCE	COMMON STOCK	**	41,807
	AMERICAN WATER WORKS CO INC	COMMON STOCK	**	359,971
	AMERIPRISE FINANCIAL INC	COMMON STOCK	**	756,569
	ANALOG DEVICES INC	COMMON STOCK	**	430,409
	ANNALY CAPITAL MANAGEMENT	REAL ESTATE INV TRST	**	452,758
	ANTERO RESOURCES CORP	COMMON STOCK	**	62,298
	AOL INC	COMMON STOCK	**	175,291

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	AON PLC	COMMON STOCK	**	286,820
	APARTMENT INVT + MGMT CO	REAL ESTATE INV TRST	**	78,740
	APOLLO EDUCATION GROUP INC	COMMON STOCK	**	125,262
	APPLIED MATERIALS INC	COMMON STOCK	**	350,633
	APTARGROUP INC	COMMON STOCK	**	69,980
	AQUA AMERICA INC	COMMON STOCK	**	24,628
	ARCH CAPITAL GROUP LTD	COMMON STOCK	**	356,767
	ARES CAPITAL CORP	COMMON STOCK	**	251,286
	ARROW ELECTRONICS INC	COMMON STOCK	**	269,785
	ARTISAN PARTNERS ASSET MA	COMMON STOCK	**	22,621
	ASCENA RETAIL GROUP INC	COMMON STOCK	**	106,689
	ASHLAND INC	COMMON STOCK	**	367,588
	ASPEN INSURANCE HOLDINGS LTD	COMMON STOCK	**	133,886
	ASSOCIATED BANC CORP	COMMON STOCK	**	141,723
	ASSURANT INC	COMMON STOCK	**	230,901
	ASSURED GUARANTY LTD	COMMON STOCK	**	185,182
	ATMOS ENERGY CORP	COMMON STOCK	**	198,395
	ATWOOD OCEANICS INC	COMMON STOCK	**	115,429
	AUTODESK INC	COMMON STOCK	**	107,052
	AVAGO TECHNOLOGIES LTD	COMMON STOCK	**	49,135
	AVALONBAY COMMUNITIES INC	REAL ESTATE INV TRST	**	733,262
	AVERY DENNISON CORP	COMMON STOCK	**	163,318
	AVNET INC	COMMON STOCK	**	289,803
	AVX CORP	COMMON STOCK	**	32,137
	AXIS CAPITAL HOLDINGS LTD	COMMON STOCK	**	205,169
	B/E AEROSPACE INC	COMMON STOCK	**	23,672
	BABCOCK + WILCOX CO	COMMON STOCK	**	54,054
	BANK OF HAWAII CORP	COMMON STOCK	**	124,726
	BANKUNITED INC	COMMON STOCK	**	97,641
	BEAM INC	COMMON STOCK	**	524,879
	BEMIS COMPANY	COMMON STOCK	**	121,815
	BEST BUY CO INC	COMMON STOCK	**	384,443
	BIG LOTS INC	COMMON STOCK	**	65,000
	BIO RAD LABORATORIES A	COMMON STOCK	**	117,182
	BIOMED REALTY TRUST INC	REAL ESTATE INV TRST	**	163,080
	BOK FINANCIAL CORPORATION	COMMON STOCK	**	80,844
	BOOZ ALLEN HAMILTON HOLDINGS	COMMON STOCK	**	10,590

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BOSTON PROPERTIES INC	REAL ESTATE INV TRST	**	660,736
	BOSTON SCIENTIFIC CORP	COMMON STOCK	**	777,321
	BRANDYWINE REALTY TRUST	REAL ESTATE INV TRST	**	103,350
	BRE PROPERTIES INC	REAL ESTATE INV TRST	**	203,357
	BRIXMOR PROPERTY GROUP INC	REAL ESTATE INV TRST	**	37,245
	BROCADE COMMUNICATIONS SYS	COMMON STOCK	**	191,273
	BROWN + BROWN INC	COMMON STOCK	**	104,435
	BUNGE LTD	COMMON STOCK	**	578,958
	CA INC	COMMON STOCK	**	528,944
	CABOT CORP	COMMON STOCK	**	153,840
	CALPINE CORP	COMMON STOCK	**	326,617
	CAMDEN PROPERTY TRUST	REAL ESTATE INV TRST	**	231,331
	CAMERON INTERNATIONAL CORP	COMMON STOCK	**	261,872
	CAMPBELL SOUP CO	COMMON STOCK	**	120,145
	CAPITALSOURCE INC	COMMON STOCK	**	138,469
	CARDINAL HEALTH INC	COMMON STOCK	**	1,094,682
	CAREFUSION CORP	COMMON STOCK	**	419,583
	CARLISLE COS INC	COMMON STOCK	**	231,133
	CARPENTER TECHNOLOGY	COMMON STOCK	**	135,223
	CBL + ASSOCIATES PROPERTIES	REAL ESTATE INV TRST	**	101,097
	CDW CORP/DE	COMMON STOCK	**	19,132
	CENTERPOINT ENERGY INC	COMMON STOCK	**	476,164
	CF INDUSTRIES HOLDINGS INC	COMMON STOCK	**	662,300
	CHARLES RIVER LABORATORIES	COMMON STOCK	**	67,096
	CHESAPEAKE ENERGY CORP	COMMON STOCK	**	752,457
	CHICO S FAS INC	COMMON STOCK	**	14,752
	CHIMERA INVESTMENT CORP	REAL ESTATE INV TRST	**	154,637
	CHOICE HOTELS INTL INC	COMMON STOCK	**	60,258
	CIGNA CORP	COMMON STOCK	**	1,127,092
	CIMAREX ENERGY CO	COMMON STOCK	**	434,747
	CINCINNATI FINANCIAL CORP	COMMON STOCK	**	410,267
	CINTAS CORP	COMMON STOCK	**	205,407
	CIT GROUP INC	COMMON STOCK	**	502,898
	CITY NATIONAL CORP	COMMON STOCK	**	171,828
	CLIFFS NATURAL RESOURCES INC	COMMON STOCK	**	195,186
	CLOROX COMPANY	COMMON STOCK	**	98,511
	CMS ENERGY CORP	COMMON STOCK	**	342,388

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	CNA FINANCIAL CORP	COMMON STOCK	**	51,082
	COBALT INTERNATIONAL ENERGY	COMMON STOCK	**	16,697
	COMERICA INC	COMMON STOCK	**	425,340
	COMMERCE BANCSHARES INC	COMMON STOCK	**	175,136
	COMMONWEALTH REIT	REAL ESTATE INV TRST	**	133,963
	COMMSCOPE HOLDING CO INC	COMMON STOCK	**	16,120
	COMMUNITY HEALTH SYSTEMS INC	COMMON STOCK	**	159,044
	COMPUTER SCIENCES CORP	COMMON STOCK	**	402,392
	COMPUWARE CORP	COMMON STOCK	**	112,335
	CON WAY INC	COMMON STOCK	**	66,594
	CONAGRA FOODS INC	COMMON STOCK	**	53,111
	CONSOL ENERGY INC	COMMON STOCK	**	416,880
	CONSOLIDATED EDISON INC	COMMON STOCK	**	776,131
	CONSTELLATION BRANDS INC A	COMMON STOCK	**	33,501
	COOPER COS INC/THE	COMMON STOCK	**	76,533
	CORELOGIC INC	COMMON STOCK	**	159,636
	CORPORATE OFFICE PROPERTIES	REAL ESTATE INV TRST	**	95,186
	CORRECTIONS CORP OF AMERICA	REAL ESTATE INV TRST	**	73,344
	COTY INC CL A	COMMON STOCK	**	13,923
	COVANTA HOLDING CORP	COMMON STOCK	**	91,448
	CRANE CO	COMMON STOCK	**	17,149
	CROWN HOLDINGS INC	COMMON STOCK	**	47,645
	CST BRANDS INC	COMMON STOCK	**	103,807
	CULLEN/FROST BANKERS INC	COMMON STOCK	**	180,195
	CYTEC INDUSTRIES INC	COMMON STOCK	**	164,334
	DARDEN RESTAURANTS INC	COMMON STOCK	**	113,361
	DDR CORP	REAL ESTATE INV TRST	**	216,394
	DEAN FOODS CO	COMMON STOCK	**	75,413
	DECKERS OUTDOOR CORP	COMMON STOCK	**	76,605
	DELTA AIR LINES INC	COMMON STOCK	**	611,208
	DENBURY RESOURCES INC	COMMON STOCK	**	293,900
	DENTSPLY INTERNATIONAL INC	COMMON STOCK	**	237,794
	DEVRY EDUCATION GROUP INC	COMMON STOCK	**	104,867
	DIAMOND OFFSHORE DRILLING	COMMON STOCK	**	187,836
	DIEBOLD INC	COMMON STOCK	**	98,700
	DIGITAL REALTY TRUST INC	REAL ESTATE INV TRST	**	62,137
	DILLARDS INC CL A	COMMON STOCK	**	41,023

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	DOLBY LABORATORIES INC CL A	COMMON STOCK	**	48,933
	DOMTAR CORP	COMMON STOCK	**	152,453
	DONALDSON CO INC	COMMON STOCK	**	21,469
	DOUGLAS EMMETT INC	REAL ESTATE INV TRST	**	160,235
	DOVER CORP	COMMON STOCK	**	209,685
	DR HORTON INC	COMMON STOCK	**	301,722
	DREAMWORKS ANIMATION SKG A	COMMON STOCK	**	122,972
	DST SYSTEMS INC	COMMON STOCK	**	28,129
	DSW INC CLASS A	COMMON STOCK	**	10,939
	DTE ENERGY COMPANY	COMMON STOCK	**	553,560
	DUKE REALTY CORP	REAL ESTATE INV TRST	**	231,902
	DUN + BRADSTREET CORP	COMMON STOCK	**	22,954
	E TRADE FINANCIAL CORP	COMMON STOCK	**	268,282
	EAST WEST BANCORP INC	COMMON STOCK	**	229,718
	ECHOSTAR CORP A	COMMON STOCK	**	94,816
	EDISON INTERNATIONAL	COMMON STOCK	**	723,113
	ELECTRONIC ARTS INC	COMMON STOCK	**	78,157
	ENDURANCE SPECIALTY HOLDINGS	COMMON STOCK	**	88,122
	ENERGEN CORP	COMMON STOCK	**	246,422
	ENERGIZER HOLDINGS INC	COMMON STOCK	**	322,880
	ENTERGY CORP	COMMON STOCK	**	540,389
	ENVISION HEALTHCARE HOLDINGS	COMMON STOCK	**	28,878
	EQT CORP	COMMON STOCK	**	57,369
	EQUITY LIFESTYLE PROPERTIES	REAL ESTATE INV TRST	**	37,824
	ESSEX PROPERTY TRUST INC	REAL ESTATE INV TRST	**	261,332
	EVEREST RE GROUP LTD	COMMON STOCK	**	371,594
	EXELIS INC	COMMON STOCK	**	166,279
	EXTRA SPACE STORAGE INC	REAL ESTATE INV TRST	**	204,288
	FAIRCHILD SEMICONDUCTOR INTE	COMMON STOCK	**	83,544
	FEDERAL REALTY INVS TRUST	REAL ESTATE INV TRST	**	105,061
	FEDERATED INVESTORS INC CL B	COMMON STOCK	**	31,363
	FIDELITY NATIONAL FINL A	COMMON STOCK	**	387,713
	FIDELITY NATIONAL INFORMATIO	COMMON STOCK	**	679,535
	FIFTH THIRD BANCORP	COMMON STOCK	**	881,704
	FIREEYE INC	COMMON STOCK	**	9,202
	FIRST CITIZENS BCSHS CL A	COMMON STOCK	**	79,034
	FIRST HORIZON NATIONAL CORP	COMMON STOCK	**	136,387

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FIRST NIAGARA FINANCIAL GRP	COMMON STOCK	**	181,368
	FIRST REPUBLIC BANK/CA	COMMON STOCK	**	292,113
	FIRST SOLAR INC	COMMON STOCK	**	175,668
*	FIRSTENERGY CORP	COMMON STOCK	**	661,150
	FLIR SYSTEMS INC	COMMON STOCK	**	58,996
	FLUOR CORP	COMMON STOCK	**	249,060
	FOOT LOCKER INC	COMMON STOCK	**	263,020
	FOREST CITY ENTERPRISES CL A	COMMON STOCK	**	140,022
	FOREST LABORATORIES INC	COMMON STOCK	**	767,363
	FORTUNE BRANDS HOME + SECURI	COMMON STOCK	**	46,386
	FRANK S INTERNATIONAL NV	COMMON STOCK	**	24,570
	FREESCALE SEMICONDUCTOR LTD	COMMON STOCK	**	21,651
	FRONTIER COMMUNICATIONS CORP	COMMON STOCK	**	223,772
	FULTON FINANCIAL CORP	COMMON STOCK	**	124,875
	GAMESTOP CORP CLASS A	COMMON STOCK	**	280,634
	GAMING AND LEISURE PROPERTIES	REAL ESTATE INV TRST	**	187,082
	GANNETT CO	COMMON STOCK	**	324,552
	GARMIN LTD	COMMON STOCK	**	269,509
	GATX CORP	COMMON STOCK	**	114,565
	GENERAL GROWTH PROPERTIES	REAL ESTATE INV TRST	**	538,037
	GENESEE + WYOMING INC CL A	COMMON STOCK	**	108,056
	GENTEX CORP	COMMON STOCK	**	92,306
	GENUINE PARTS CO	COMMON STOCK	**	31,612
	GENWORTH FINANCIAL INC CL A	COMMON STOCK	**	367,067
	GOLAR LNG LTD	COMMON STOCK	**	72,834
	GRAHAM HOLDINGS CO CLASS B	COMMON STOCK	**	133,991
	GREAT PLAINS ENERGY INC	COMMON STOCK	**	179,861
	GREIF INC CL A COMMON STOCK NPV	COMMON STOCK	**	69,011
	GUESS? INC	COMMON STOCK	**	89,544
	GULFPORT ENERGY CORP	COMMON STOCK	**	40,353
	HANOVER INSURANCE GROUP INC	COMMON STOCK	**	88,132
	HARMAN INTERNATIONAL	COMMON STOCK	**	268,386
	HARRIS CORP	COMMON STOCK	**	300,462
	HARSCO CORP	COMMON STOCK	**	103,599
	HARTFORD FINANCIAL SVCS GRP	COMMON STOCK	**	791,734
	HASBRO INC	COMMON STOCK	**	42,248
	HATTERAS FINANCIAL CORP	REAL ESTATE INV TRST	**	79,037

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	HAWAIIAN ELECTRIC INDS	COMMON STOCK	**	124,202
	HCA HOLDINGS INC	COMMON STOCK	**	567,320
	HCC INSURANCE HOLDINGS INC.	COMMON STOCK	**	215,981
	HCP INC	REAL ESTATE INV TRST	**	791,268
	HD SUPPLY HOLDINGS INC	COMMON STOCK	**	26,027
	HEALTH CARE REIT INC	REAL ESTATE INV TRST	**	730,695
	HEALTH NET INC	COMMON STOCK	**	114,437
	HEALTHCARE TRUST OF AME CL A	REAL ESTATE INV TRST	**	51,581
	HELMERICH + PAYNE	COMMON STOCK	**	382,312
	HILL ROM HOLDINGS INC	COMMON STOCK	**	115,835
	HOLLYFRONTIER CORP	COMMON STOCK	**	483,782
	HOLOGIC INC	COMMON STOCK	**	206,268
	HOME PROPERTIES INC	REAL ESTATE INV TRST	**	145,739
	HOSPIRA INC	COMMON STOCK	**	327,474
	HOSPITALITY PROPERTIES TRUST	REAL ESTATE INV TRST	**	193,481
	HOST HOTELS + RESORTS INC	REAL ESTATE INV TRST	**	693,969
	HOWARD HUGHES CORP/THE	COMMON STOCK	**	225,188
	HUBBELL INC CL B	COMMON STOCK	**	81,784
	HUDSON CITY BANCORP INC	COMMON STOCK	**	238,862
	HUMANA INC	COMMON STOCK	**	779,311
	HUNTINGTON BANCSHARES INC	COMMON STOCK	**	387,988
	HUNTSMAN CORP	COMMON STOCK	**	225,557
	HYATT HOTELS CORP CL A	COMMON STOCK	**	103,718
	IDEX CORP	COMMON STOCK	**	21,195
	INGERSOLL RAND PLC	COMMON STOCK	**	254,470
	INGRAM MICRO INC CL A	COMMON STOCK	**	173,393
	INGREDION INC	COMMON STOCK	**	223,248
	INTEGRYS ENERGY GROUP INC	COMMON STOCK	**	206,377
	INTELSAT SA	COMMON STOCK	**	22,247
	INTERACTIVE BROKERS GRO CL A	COMMON STOCK	**	53,256
	INTERCONTINENTALEXCHANGE GRO	COMMON STOCK	**	448,490
	INTERNATIONAL PAPER CO	COMMON STOCK	**	148,659
	INTERPUBLIC GROUP OF COS INC	COMMON STOCK	**	200,222
	INVESCO LTD	COMMON STOCK	**	775,830
	IRON MOUNTAIN INC	COMMON STOCK	**	22,307
	J.C. PENNEY CO INC	COMMON STOCK	**	105,353
	JABIL CIRCUIT INC	COMMON STOCK	**	164,703

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	JACOBS ENGINEERING GROUP INC	COMMON STOCK	**	394,947
	JDS UNIPHASE CORP	COMMON STOCK	**	38,018
	JM SMUCKER CO/THE	COMMON STOCK	**	464,218
	JONES LANG LASALLE INC	COMMON STOCK	**	217,784
	JOY GLOBAL INC	COMMON STOCK	**	297,948
	JUNIPER NETWORKS INC	COMMON STOCK	**	450,023
	KAR AUCTION SERVICES INC	COMMON STOCK	**	63,946
	KBR INC	COMMON STOCK	**	225,941
	KEMPER CORP	COMMON STOCK	**	91,408
	KENNAMETAL INC	COMMON STOCK	**	190,576
	KEYCORP	COMMON STOCK	**	592,158
	KILROY REALTY CORP REIT	REAL ESTATE INV TRST	**	195,401
	KIMCO REALTY CORP	REAL ESTATE INV TRST	**	386,982
	KIRBY CORP	COMMON STOCK	**	106,297
	KLA TENCOR CORPORATION	COMMON STOCK	**	512,586
	KOHLS CORP	COMMON STOCK	**	603,934
	KRONOS WORLDWIDE INC	COMMON STOCK	**	21,812
	L 3 COMMUNICATIONS HOLDINGS	COMMON STOCK	**	460,994
	LAM RESEARCH CORP	COMMON STOCK	**	325,339
	LAREDO PETROLEUM INC	COMMON STOCK	**	1,938
	LEAR CORP	COMMON STOCK	**	278,861
	LEGG MASON INC	COMMON STOCK	**	236,792
	LEGGETT + PLATT INC	COMMON STOCK	**	206,184
	LEIDOS HOLDINGS INC	COMMON STOCK	**	158,252
	LENDER PROCESSING SERVICES	COMMON STOCK	**	22,166
	LENNAR CORP A	COMMON STOCK	**	313,513
	LEUCADIA NATIONAL CORP	COMMON STOCK	**	347,618
	LEVEL 3 COMMUNICATIONS INC	COMMON STOCK	**	165,684
	LEXMARK INTERNATIONAL INC	COMMON STOCK	**	109,863
	LIBERTY INTERACTIVE CORP A	COMMON STOCK	**	684,853
	LIBERTY MEDIA CORP A	COMMON STOCK	**	670,595
	LIBERTY PROPERTY TRUST	REAL ESTATE INV TRST	**	209,046
	LIFE TECHNOLOGIES CORP	COMMON STOCK	**	224,292
	LIFEPOINT HOSPITALS INC	COMMON STOCK	**	117,410
	LINCOLN NATIONAL CORP	COMMON STOCK	**	664,298
	LPL FINANCIAL HOLDINGS INC	COMMON STOCK	**	24,926
	LSI CORP	COMMON STOCK	**	258,408

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	M + T BANK CORP	COMMON STOCK	**	719,941
	MACERICH CO	REAL ESTATE INV TRST	**	388,144
	MACK CALI REALTY CORP	REAL ESTATE INV TRST	**	88,626
	MACY S INC	COMMON STOCK	**	228,018
	MANPOWERGROUP INC	COMMON STOCK	**	317,424
	MARKEL CORP	COMMON STOCK	**	383,611
	MARRIOTT INTERNATIONAL CL A	COMMON STOCK	**	61,206
	MARVELL TECHNOLOGY GROUP LTD	COMMON STOCK	**	271,969
	MBIA INC	COMMON STOCK	**	82,314
	MCDERMOTT INTL INC	COMMON STOCK	**	101,612
	MCGRAW HILL FINANCIAL INC	COMMON STOCK	**	542,473
	MDU RESOURCES GROUP INC	COMMON STOCK	**	276,539
	MEADWESTVACO CORP	COMMON STOCK	**	313,240
	MEDNAX INC	COMMON STOCK	**	92,881
	MERCURY GENERAL CORP	COMMON STOCK	**	62,336
	MFA FINANCIAL INC	REAL ESTATE INV TRST	**	123,783
	MGM RESORTS INTERNATIONAL	COMMON STOCK	**	419,103
	MICRON TECHNOLOGY INC	COMMON STOCK	**	1,074,465
	MICROS SYSTEMS INC	COMMON STOCK	**	178,306
	MID AMERICA APARTMENT	REAL ESTATE INV TRST	**	216,720
	MOHAWK INDUSTRIES INC	COMMON STOCK	**	432,852
	MOLSON COORS BREWING CO B	COMMON STOCK	**	376,037
	MOTOROLA SOLUTIONS INC	COMMON STOCK	**	39,623
	MRC GLOBAL INC	COMMON STOCK	**	70,069
	MSCI INC	COMMON STOCK	**	142,003
	MURPHY OIL CORP	COMMON STOCK	**	593,912
	MURPHY USA INC	COMMON STOCK	**	95,089
	NABORS INDUSTRIES LTD	COMMON STOCK	**	234,292
	NASDAQ OMX GROUP/THE	COMMON STOCK	**	206,482
	NATIONAL FUEL GAS CO	COMMON STOCK	**	251,828
	NATIONAL RETAIL PROPERTIES	REAL ESTATE INV TRST	**	173,093
	NAVISTAR INTERNATIONAL CORP	COMMON STOCK	**	90,014
	NEW YORK COMMUNITY BANCORP	COMMON STOCK	**	356,074
	NEWELL RUBBERMAID INC	COMMON STOCK	**	191,187
	NEWFIELD EXPLORATION CO	COMMON STOCK	**	161,080
	NEWMONT MINING CORP	COMMON STOCK	**	543,485
	NIELSEN NV	COMMON STOCK	**	411,266

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	NISOURCE INC	COMMON STOCK	**	491,786
	NOBLE ENERGY INC	COMMON STOCK	**	1,022,195
	NORTHEAST UTILITIES	COMMON STOCK	**	639,284
	NORTHERN TRUST CORP	COMMON STOCK	**	709,755
	NORWEGIAN CRUISE LINE HOLDIN	COMMON STOCK	**	11,102
	NRG ENERGY INC	COMMON STOCK	**	443,954
	NUANCE COMMUNICATIONS INC	COMMON STOCK	**	190,456
	NUCOR CORP	COMMON STOCK	**	813,138
	NVIDIA CORP	COMMON STOCK	**	443,786
	NVR INC	COMMON STOCK	**	37,962
	OGE ENERGY CORP	COMMON STOCK	**	322,118
	OIL STATES INTERNATIONAL INC	COMMON STOCK	**	268,032
	OLD REPUBLIC INTL CORP	COMMON STOCK	**	216,393
	OMNICARE INC	COMMON STOCK	**	303,611
	ON SEMICONDUCTOR CORPORATION	COMMON STOCK	**	8,883
	ONEOK INC	COMMON STOCK	**	33,764
	OSHKOSH CORP	COMMON STOCK	**	214,014
	OWENS CORNING	COMMON STOCK	**	225,915
	OWENS ILLINOIS INC	COMMON STOCK	**	111,884
	PACCAR INC	COMMON STOCK	**	873,823
	PARKER HANNIFIN CORP	COMMON STOCK	**	920,291
	PARTNERRE LTD	COMMON STOCK	**	274,751
	PATTERSON COS INC	COMMON STOCK	**	19,405
	PATTERSON UTI ENERGY INC	COMMON STOCK	**	180,456
	PAYCHEX INC	COMMON STOCK	**	67,749
	PBF ENERGY INC CLASS A	COMMON STOCK	**	34,543
	PEABODY ENERGY CORP	COMMON STOCK	**	250,218
	PENN NATIONAL GAMING INC	COMMON STOCK	**	46,988
	PENTAIR LTD REGISTERED	COMMON STOCK	**	760,622
	PEOPLE S UNITED FINANCIAL	COMMON STOCK	**	225,530
	PEPCO HOLDINGS INC	COMMON STOCK	**	227,953
	PERKINELMER INC	COMMON STOCK	**	222,683
	PIEDMONT OFFICE REALTY TRU A	REAL ESTATE INV TRST	**	134,357
	PINNACLE FOODS INC	COMMON STOCK	**	16,503
	PINNACLE WEST CAPITAL	COMMON STOCK	**	278,888
	PIONEER NATURAL RESOURCES CO	COMMON STOCK	**	306,845
	PITNEY BOWES INC	COMMON STOCK	**	122,372

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	POLYCOM INC	COMMON STOCK	**	95,354
	POPULAR INC	COMMON STOCK	**	143,219
	POST PROPERTIES INC	REAL ESTATE INV TRST	**	119,498
	PPL CORPORATION	COMMON STOCK	**	909,591
	PREMIER INC CLASS A	COMMON STOCK	**	20,144
	PRINCIPAL FINANCIAL GROUP	COMMON STOCK	**	693,545
	PROASSURANCE CORP	COMMON STOCK	**	144,713
	PROGRESSIVE CORP	COMMON STOCK	**	156,666
	PROLOGIS INC	REAL ESTATE INV TRST	**	882,440
	PROTECTIVE LIFE CORP	COMMON STOCK	**	184,656
	PUBLIC SERVICE ENTERPRISE GP	COMMON STOCK	**	777,098
	PVH CORP	COMMON STOCK	**	57,264
	QEP RESOURCES INC	COMMON STOCK	**	235,269
	QIAGEN N.V.	COMMON STOCK	**	267,101
	QUANTA SERVICES INC	COMMON STOCK	**	257,182
	QUEST DIAGNOSTICS INC	COMMON STOCK	**	347,956
	QUESTAR CORP	COMMON STOCK	**	169,160
	QUINTILES TRANSNATIONAL HOLD	COMMON STOCK	**	30,955
	RAYMOND JAMES FINANCIAL INC	COMMON STOCK	**	304,998
	REALOGY HOLDINGS CORP COMMON	COMMON STOCK	**	33,491
	REALTY INCOME CORP	REAL ESTATE INV TRST	**	368,148
	REGAL BELOIT CORP	COMMON STOCK	**	160,931
	REGAL ENTERTAINMENT GROUP A	COMMON STOCK	**	58,467
	REGENCY CENTERS CORP	REAL ESTATE INV TRST	**	114,315
	REGIONS FINANCIAL CORP	COMMON STOCK	**	670,048
	REINSURANCE GROUP OF AMERICA	COMMON STOCK	**	269,000
	RELIANCE STEEL + ALUMINUM	COMMON STOCK	**	278,788
	RENAISSANCERE HOLDINGS LTD	COMMON STOCK	**	209,086
	REPUBLIC SERVICES INC	COMMON STOCK	**	427,251
	RETAIL PROPERTIES OF AME	REAL ESTATE INV TRST	**	78,635
	RIVERBED TECHNOLOGY INC	COMMON STOCK	**	5,786
	ROCK TENN COMPANY CL A	COMMON STOCK	**	103,540
	ROCKWELL COLLINS INC	COMMON STOCK	**	49,526
	ROCKWOOD HOLDINGS INC	COMMON STOCK	**	75,804
	ROVI CORP	COMMON STOCK	**	84,470
	ROWAN COMPANIES PLC A	COMMON STOCK	**	208,447
	ROYAL CARIBBEAN CRUISES LTD	COMMON STOCK	**	371,299

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	ROYAL GOLD INC	COMMON STOCK	**	101,861
	RPC INC	COMMON STOCK	**	5,177
	RPM INTERNATIONAL INC	COMMON STOCK	**	18,264
	RR DONNELLEY + SONS CO	COMMON STOCK	**	82,195
	RYDER SYSTEM INC	COMMON STOCK	**	178,105
	S+P MID 400 EMINI MAR14 XCME 20140321	FUTURE INDEX	**	1,473,340
	SAFEWAY INC	COMMON STOCK	**	348,401
	SANDISK CORP	COMMON STOCK	**	421,688
	SANDRIDGE ENERGY INC	COMMON STOCK	**	140,721
	SCANA CORP	COMMON STOCK	**	313,821
	SCIENCE APPLICATIONS INTE	COMMON STOCK	**	64,321
	SEARS HOLDINGS CORP	COMMON STOCK	**	98,080
	SEI INVESTMENTS COMPANY	COMMON STOCK	**	10,801
	SEMPRA ENERGY	COMMON STOCK	**	1,048,038
	SENIOR HOUSING PROP TRUST	REAL ESTATE INV TRST	**	185,776
	SERVICE CORP INTERNATIONAL	COMMON STOCK	**	44,817
	SIGMA ALDRICH	COMMON STOCK	**	28,015
	SIGNATURE BANK	COMMON STOCK	**	221,178
	SIGNET JEWELERS LTD	COMMON STOCK	**	280,566
	SILICON LABORATORIES INC	COMMON STOCK	**	14,076
	SKYWORKS SOLUTIONS INC	COMMON STOCK	**	41,298
	SL GREEN REALTY CORP	REAL ESTATE INV TRST	**	405,641
	SLM CORP	COMMON STOCK	**	559,606
	SMITH (A.O.) CORP	COMMON STOCK	**	109,822
	SNAP ON INC	COMMON STOCK	**	271,391
	SONOCO PRODUCTS CO	COMMON STOCK	**	203,802
	SOUTHWEST AIRLINES CO	COMMON STOCK	**	580,555
	SPIRIT AEROSYSTEMS HOLD CL A	COMMON STOCK	**	163,891
	SPIRIT REALTY CAPITAL INC	REAL ESTATE INV TRST	**	140,598
	SPROUTS FARMERS MARKET INC	COMMON STOCK	**	8,954
	SPX CORP	COMMON STOCK	**	225,019
	ST JOE CO/THE	COMMON STOCK	**	55,996
	ST JUDE MEDICAL INC	COMMON STOCK	**	306,281
	STANCORP FINANCIAL GROUP	COMMON STOCK	**	141,908
	STANLEY BLACK + DECKER INC	COMMON STOCK	**	571,124
	STAPLES INC	COMMON STOCK	**	505,699
	STARWOOD HOTELS + RESORTS	COMMON STOCK	**	426,090

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	STARWOOD PROPERTY TRUST INC	REAL ESTATE INV TRST	**	258,413
	STARZ A	COMMON STOCK	**	19,942
*	STATE STREET STIF	MONEY MARKET FUND	**	1,130,073
	STEEL DYNAMICS INC	COMMON STOCK	**	207,749
	STRATASYS LTD	COMMON STOCK	**	101,833
	SUNTRUST BANKS INC	COMMON STOCK	**	953,121
	SUPERIOR ENERGY SERVICES INC	COMMON STOCK	**	197,952
	SVB FINANCIAL GROUP	COMMON STOCK	**	227,966
	SYMANTEC CORP	COMMON STOCK	**	220,614
	SYNOPSYS INC	COMMON STOCK	**	299,041
	SYNOVUS FINANCIAL CORP	COMMON STOCK	**	167,472
	T MOBILE US INC	COMMON STOCK	**	306,326
	TAHOE RESOURCES INC	COMMON STOCK	**	57,741
	TAUBMAN CENTERS INC	REAL ESTATE INV TRST	**	155,134
	TAYLOR MORRISON HOME CORP A	COMMON STOCK	**	4,176
	TCF FINANCIAL CORP	COMMON STOCK	**	124,995
	TD AMERITRADE HOLDING CORP	COMMON STOCK	**	342,034
	TECH DATA CORP	COMMON STOCK	**	91,745
	TECHNE CORP	COMMON STOCK	**	85,487
	TECO ENERGY INC	COMMON STOCK	**	181,003
	TEEKAY CORP	COMMON STOCK	**	83,729
	TELEFLEX INC	COMMON STOCK	**	179,460
	TELEPHONE AND DATA SYSTEMS	COMMON STOCK	**	114,154
	TERADYNE INC	COMMON STOCK	**	156,237
	TEREX CORP	COMMON STOCK	**	226,452
	TESORO CORP	COMMON STOCK	**	380,835
	TEXTRON INC	COMMON STOCK	**	489,606
	TFS FINANCIAL CORP	COMMON STOCK	**	46,970
	TIDEWATER INC	COMMON STOCK	**	142,426
	TIMKEN CO	COMMON STOCK	**	227,935
	TOLL BROTHERS INC	COMMON STOCK	**	300,033
	TORCHMARK CORP	COMMON STOCK	**	346,439
	TOTAL SYSTEM SERVICES INC	COMMON STOCK	**	55,045
	TOWERS WATSON + CO CL A	COMMON STOCK	**	398,781
	TREASURY BILL	TREASURY BILL	**	58,941
	TRINITY INDUSTRIES INC	COMMON STOCK	**	209,629
	TRIUMPH GROUP INC	COMMON STOCK	**	145,446

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	TRW AUTOMOTIVE HOLDINGS CORP	COMMON STOCK	**	383,778
	TWO HARBORS INVESTMENT CORP	REAL ESTATE INV TRST	**	163,579
	TYSON FOODS INC CL A	COMMON STOCK	**	449,201
	UDR INC	REAL ESTATE INV TRST	**	280,644
	UGI CORP	COMMON STOCK	**	224,133
	ULTRA PETROLEUM CORP	COMMON STOCK	**	153,975
	UNIT CORP	COMMON STOCK	**	118,881
	UNITED STATES STEEL CORP	COMMON STOCK	**	206,825
	UNIVERSAL HEALTH SERVICES B	COMMON STOCK	**	117,990
	UNUM GROUP	COMMON STOCK	**	448,849
	URS CORP	COMMON STOCK	**	194,102
	US CELLULAR CORP	COMMON STOCK	**	27,810
	VALIDUS HOLDINGS LTD	COMMON STOCK	**	178,767
	VALLEY NATIONAL BANCORP	COMMON STOCK	**	94,673
	VCA ANTECH INC	COMMON STOCK	**	134,315
	VECTREN CORPORATION	COMMON STOCK	**	141,823
	VEEVA SYSTEMS INC CLASS A	COMMON STOCK	**	8,153
	VENTAS INC	REAL ESTATE INV TRST	**	441,686
	VERIFONE SYSTEMS INC	COMMON STOCK	**	137,023
	VISHAY INTERTECHNOLOGY INC	COMMON STOCK	**	81,748
	VORNADO REALTY TRUST	REAL ESTATE INV TRST	**	639,821
	VOYA FINANCIAL INC	COMMON STOCK	**	121,724
	VULCAN MATERIALS CO	COMMON STOCK	**	370,127
	WASHINGTON FEDERAL INC	COMMON STOCK	**	118,942
	WASTE CONNECTIONS INC	COMMON STOCK	**	15,620
	WEIGHT WATCHERS INTL INC	COMMON STOCK	**	17,815
	WEINGARTEN REALTY INVESTORS	REAL ESTATE INV TRST	**	161,120
	WENDY S CO/THE	COMMON STOCK	**	115,662
	WESCO INTERNATIONAL INC	COMMON STOCK	**	194,799
	WESTAR ENERGY INC	COMMON STOCK	**	195,722
	WESTERN DIGITAL CORP	COMMON STOCK	**	849,655
	WESTLAKE CHEMICAL CORP	COMMON STOCK	**	19,287
	WHIRLPOOL CORP	COMMON STOCK	**	553,559
	WHITE MOUNTAINS INSURANCE GP	COMMON STOCK	**	179,718
	WHITING PETROLEUM CORP	COMMON STOCK	**	321,477
	WILEY (JOHN) + SONS CLASS A	COMMON STOCK	**	118,018
	WINDSTREAM HOLDINGS INC	COMMON STOCK	**	17,085

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	WISCONSIN ENERGY CORP	COMMON STOCK	**	453,252
	WORLD FUEL SERVICES CORP	COMMON STOCK	**	117,740
	WP CAREY INC	REAL ESTATE INV TRST	**	164,050
	WPX ENERGY INC	COMMON STOCK	**	196,871
	WR BERKLEY CORP	COMMON STOCK	**	225,541
	WR GRACE + CO	COMMON STOCK	**	43,602
	XCEL ENERGY INC	COMMON STOCK	**	665,950
	XEROX CORP	COMMON STOCK	**	716,314
	XL GROUP PLC	COMMON STOCK	**	445,473
	XYLEM INC	COMMON STOCK	**	288,564
	ZEBRA TECHNOLOGIES CORP CL A	COMMON STOCK	**	117,678
	ZIMMER HOLDINGS INC	COMMON STOCK	**	710,015
	ZIONS BANCORPORATION	COMMON STOCK	**	264,607
	ZULILY INC CL A	COMMON STOCK	**	10,730
	ZYNGA INC CL A	COMMON STOCK	**	104,257
	FirstEnergy MidCap Value Index Fund Total			132,800,052

		Total investments		3,458,365,874

	Notes receivable from participants	Loans receivable with repayment
		interest of 4.25% to 11.5%	**	58,694,303

				3,517,060,177

* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2013
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expenses Incurred in Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Series
*	State Street STIF	N/A	$188,873,023	N/A	—	$188,875,023	$188,750,213	N/A
	151 Transactions

* Parties-in-interest

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 27, 2014

By	/s/ Mary Beth Schutter
Mary Beth Schutter
Chairperson
Savings Plan Committee